Yoshitsu Co., Ltd

October 1, 2021

Via Edgar

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yoshitsu Co., Ltd
Registration Statement on Form F-1
Filed August 27, 2021
File No. 333-259129

Dear Mr. King:

This letter is in response to the letter dated September 16, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Yoshitsu Co., Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement”) is being filed to accompany this letter.

Prospectus Summary

Overview, page 1

1. Please disclose here the significance of sales in China to your revenue and operations.

In response to the Staff’s comments, we revised our disclosure on pages 1, 34, and 59 of Amended Registration Statement to disclose the significance of sales in China to our revenue and operations.

Risks Related to Our Business, page 2

2. Please include in this list risks associated with doing business in China, including the significance of sales in China to your revenue, and include a cross-reference to the more expansive discussion of these risks in the Risk Factors section of the prospectus.

In response to the Staff’s comments, we revised our disclosure on pages 3 and 14 of Amended Registration Statement to include in the list risks associated with doing business with China and include a cross-reference to the more expansive discussion of these risks in the Risk Factors section of the prospectus. We respectfully advise the Staff that we are not doing business in China. As further explained in our responses to Comments #3 and #5 below, (i) we and our sole subsidiary are both incorporated and operate in Japan, and we do not currently own or plan to own any entity in mainland China or Hong Kong, and (ii) our online stores on online platforms in China are operated by the Entrusted Third Parties (as defined below).

Risk Factors, page 7

3. We note that a significant portion of your revenues are from the China market and that you currently have one franchisee operating two franchise stores in Hong Kong and plan to add additional franchise stores in Hong Kong. Please add a new risk factor to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, and whether this could result in a material change in your operations and/or the value of your securities.

As a Japanese company with significant sales to China, we are subject to general market and regulatory risks related to the China market and such risks are discussed in a new risk factor on page 14 of Amended Registration Statement. We, however, do not presently believe the Chinese government has any legal basis or authority to intervene or influence our operations for the following reasons: (i) we and our sole subsidiary are both incorporated and operate in Japan, and we do not currently own or plan to own any entity in mainland China or Hong Kong; therefore, our operations are not subject to the regulatory authority of the Chinese government, and (ii) the trademark license agreements we entered into with the one franchisee in Hong Kong are governed by the laws of Japan and any dispute arising in connection with these agreements will be subject to the exclusive jurisdiction of the Tokyo District Court of Japan in the first instance. We expect to enter into trademark license agreements under the same form with any franchisee operating additional franchise stores in Hong Kong in the future.

4. In light of the significance of online sales in China to your business and recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We respectfully advise the Staff that we believe the regulations and policies that have been issued by the Cyberspace Administration of China (the “CAC”) to date do not apply to us, for the reasons outlined below and in our response to Comment #3 above, and therefore have no material impact on our business as of the date of this response letter.

(i) Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) by the CAC

On April 27, 2020, the CAC, along with 11 other authorities, promulgated the Cybersecurity Review Measures, effective on June 1, 2020, which are applicable to “critical information infrastructure operators” (“CIIO”) who purchase network products and services in China. On July 10, 2021, the CAC released a revised draft for comments of the Cybersecurity Review Measures (the “Draft”), which expanded the scope of review to include data processors who engage in data processing activities that affect or may affect national security of China.

For online sales in China, we have entrusted the operations of all of our online stores on Tmall Global, JD Worldwide, Pinduoduo, and other online platforms in China to third-party Chinese e-commerce marketplace operators (the “Entrusted Third Parties”) pursuant to cooperation agreements between us and the Entrusted Third Parties. Consumer purchase data and personal information generated by these online stores are collected, used, managed, and stored in China by the Entrusted Third Parties, and we only receive necessary information, such as the numbers and types of products ordered from the Entrusted Third Parties in order for us to complete orders for these online stores. We do not save or use such information once the orders are fulfilled. As a result of the foregoing and according to our PRC counsel, GFE Law Office, we are not subject to the cybersecurity review as required by the Draft.

(ii) Personal Information Protection Law of the PRC (the “PIPL”)

On August 20, 2021, the Standing Committee of the National People’s Congress of China adopted and promulgated the PIPL, which will become effective on November 1, 2021. The PIPL applies to the activities of processing the personal information of natural persons inside China that are carried out outside China “for the purpose of providing products or services to natural persons inside China,” or those constituting “analysis or evaluation of the behaviors of natural persons inside China.” The “processing of personal information” includes but not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information.

As discussed above, the consumer purchase records and personal information of the Chinese customers generated by our online stores are collected, used, managed, and stored in China by the Entrusted Third Parties, and we only receive necessary information, such as the numbers and types of products ordered, from the Entrusted Third Parties in order for us to complete orders for these online stores. We do not save or use such information once the orders are fulfilled. As a result of the foregoing and according to our PRC counsel, GFE Law Office, we have not engaged in activities of processing personal information of natural persons inside China or those constituting analysis or evaluation of the behaviors of natural persons inside China. Therefore, we will not be subject to the PIPL upon its effectiveness.

Regulations, page 75

5. Please describe Chinese regulations that could have a material impact on your business. Please also disclose whether you have received all requisite permissions from Chinese authorities to operate in China, and whether any permissions have been denied. Please revise your risk factor disclosure as necessary.

In response to the Staff’s comments, we revised our disclosure on page 77 of Amended Registration Statement to disclose that, as a cross-border e-commerce enterprise under the E-Commerce Law of the PRC, we are required to (i) assume the responsibilities regarding product quality and safety and responsibilities relating to the protection of consumer rights and (ii) entrust a Chinese enterprise with the relevant registration with the PRC customs and make timely and truthful customs declarations.

We respectfully advise the Staff that, since we do not own or plan to own any entity in China and all of our online stores on online platforms in China are operated by the Entrusted Third Parties, according to our PRC counsel GFE Law Office, we are not currently required to obtain any permissions from Chinese authorities for our business operations.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Guillaume de Sampigny, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 444-2058.

Very truly yours,

/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director

Guillaume de Sampigny, Esq.

Hunter Taubman Fischer & Li LLC

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